Filed by VISX, Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VISX, Incorporated
Commission File No. 001-10694

     This filing relates to the Agreement and Plan of Merger, dated as of November 9, 2004, by and among Advanced Medical Optics, Inc., Vault Merger Corporation (a wholly owned subsidiary of AMO) and VISX, Incorporated. On November 9, 2004, VISX distributed the following email and used the following slides in connection with employee meetings:

Email — All VISX Employees (from Liz)

SUBJECT: Important VISX News

     We are excited to announce that earlier today the Boards of Directors of VISX and Advanced Medical Optics (AMO) agreed to combine forces. This is great news for employees of both companies, as together we will be a global leader in the ophthalmic marketplace. Details of the acquisition are contained in the attached press release.

     Please join Doug for an all-employee meeting that will take place today at 2:45 in Eucalyptus A & B. At 2:50 you will link into a joint conference call of VISX and AMO with the investment community. We invite you to stay and listen to the call. I will be there with Jim Mazzo, the CEO of AMO, to help describe the exciting opportunity that this creates for our companies. You can also listen to the conference call at your own computer by accessing the VISX or AMO web site (www.VISX.com or www.amo-inc.com) and following the link to “Investor Relations.” The call will be archived and can be accessed at any time during the next week.

     Your Vice President will follow up with your individual departments this afternoon to respond to any additional questions you may have. We will continue to provide information as it becomes available.

Liz

     [press release filed under separate cover]

Forward Looking Statements This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward- looking statements. The forward looking statements contained in this document include statements about the market opportunity and future financial and operating results of the combined company, and the timing and certainty of closing the proposed merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which VISX expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of either the VISX or AMO stockholders to approve the proposed merger, the failure of either party to meet the closing conditions set forth in the merger agreement, and other economic, business, competitive, and/or regulatory factors affecting VISX's business generally, including those set forth in VISX's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, especially in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections, and its Current Reports on Form 8-K and other SEC filings. VISX is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Additional Information and Where You Can Find It Advanced Medical Optics, Inc. ("AMO") intends to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of VISX and AMO and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of VISX and AMO. Investors and security holders of VISX and AMO are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about VISX, AMO and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by VISX or AMO with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VISX by contacting VISX Investor Relations at ir@visx.com or via telephone at (877) 463-6847. Investors and security holders may obtain free copies of the documents filed with the SEC by AMO at www.amo-inc.com or via telephone at (714) 247-8348. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. VISX and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VISX and AMO in favor of the proposed transaction. Information about the directors and executive officers of VISX and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus. AMO and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AMO and VISX in favor of the proposed transaction. Information about the directors and executive officers of AMO and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.

What Just Happened? VISX and AMO have signed an agreement to form a combined company that will be a global leader in the ophthalmic medical device industry

What Are the Merger Agreement Terms? VISX shareholders receive 0.552 shares of AMO stock and $3.50 in cash for each VISX share. Total Approximate Value = $26.00 VISX will own 41.5% of the combined company

Who Is AMO? Advanced Medical Optics (AMO) Ophthalmic medical device company Spun-off from Allergan, Inc. in 2002 Leading segment positions #2 in cataract surgery globally #2 in contact lens care globally Global brands and distribution Direct in 20+ countries and marketed in 60+ countries

Who Is AMO? Technology leader with heritage of innovation Based in Santa Ana, CA Employ approximately 2,800 people worldwide Joining forces with VISX to extend technology leadership

Why Are We Joining Forces? A Perfect Fit

VISX Laser Vision Correction VISX Leads the Market

VISX Laser Vision Correction AMO Broad Ophthalmic Product Line AMO Has Broad Product Line

AMO Broad Ophthalmic Product Line AMO Direct International Presence VISX Laser Vision Correction AMO Has Strong Global Presence

AMO Broad Ophthalmic Product Line AMO Direct International Presence VISX Laser Vision Correction AMO OD Franchise AMO Has OD Franchise

AMO Direct International Presence VISX Laser Vision Correction AMO & VISX Complementary Products and Markets

What Happens to VISX? Remains in Santa Clara Becomes the core of the refractive franchise Adds AMO manufacturing and other activities Gains direct international presence Increases access to optometrists Broadens marketing presence in the ophthalmic community GREATER OPPORTUNITY FOR GROWTH

What's Next? Focus, focus, focus on meeting our goals SEC filings and approvals Shareholder vote Combined company formed Estimate first quarter close

Answering Your Questions VISX & AMO Investor Conference Call Individual sessions this afternoon Department specific meetings Future communication meetings